UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No.)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MANGOSOFT, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

562716209

(CUSIP Numbers)

Jeffrey D. Zukerman
Zukerman Gore & Brandeis, LLP
875 Third Avenue, 28th Floor
New York, NY 10022
(212) 223-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 562716209

1		Name of reporting person S.S. or I.R.S. Identification no. of above person (entities Only) Douglas Brian Krugman (Intentionally Omitted)
2		Check the appropriate box if a member of a group (a) ☐ (b) ☒
3		SEC use only
4		Source of Funds PF
5		Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.
Number of	7	Sole voting power 1,656,999
shares beneficially owned by each	8	Shared voting power 0
reporting person with	9	Sole dispositive power 1,656,999
	10	Shared dispositive power 0
11		Aggregate amount beneficially owned by each reporting person 1,656,999
12		Check box if the aggregate amount in row (11) excludes certain shares ☐
13		Percent of class represented by amount in row (11) 30.44%
14		Type of reporting person* IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of MangoSoft, Inc., a Nevada corporation (“MangoSoft”).  The principal executive offices of MangoSoft are located at 29 Riverside Street, Suite A, Box 8, Nashua, New Hampshire 03062.

Item 2.	Identity and Background.

(a)-(c) and (f).  This Statement is being filed by Douglas Brian Krugman (“Mr. Krugman”), a natural person who is a U.S. Citizen.  Mr. Krugman is a self employed entrepreneur whose business address is 610 West End Avenue, New York, NY 10024.

(d) and (e). During the last five years, Mr. Krugman (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used to purchase the Common Stock is from the personal funds of Mr. Krugman.

Item 4.	Purpose of Transaction.

On December 12, 2008, Mr. Krugman purchased an aggregate of 1,656,999 shares of Common Stock for $0.02 per share in a series of two open market transactions and one privately negotiated transaction.

Mr. Krugman has no plans or proposals which relate to or which would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of December 12, 2008, Mr. Krugman beneficially owns 1,656,999 shares of Common Stock, which represents approximately 30.44% of MangoSoft’s Common Stock outstanding as of August 14, 2008.

(b)  As of December 12, 2008, Mr. Krugman has the sole power to vote and dispose of 1,656,999 shares of Common Stock, representing approximately 30.44% of the outstanding shares of Common Stock as of August 14, 2008.

(c)  Except as noted above, Mr. Krugman has not effected any transactions in the MangoSoft’s Common Stock in the past sixty (60) days other than the transactions reported in this Schedule 13D.

(d) and (e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4 above, to the knowledge of Mr. Krugman, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and person with respect to any securities of MangoSoft.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2008

/s/ Douglas B. Krugman
Douglas B. Krugman